UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2017

Mr. Matthew E. Oakes
Chief Executive Officer and President
Paybox Corp
500 E. Broward Blvd., Suite #1550
Ft. Lauderdale, FL 33394

Re: Paybox Corp
Schedule 13E-3
Filed December 30, 2016
File No. 005-78531
Preliminary Proxy Statement on Schedule 14A
Filed December 30, 2016
File No. 000-20660

Dear Mr. Oakes:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy on Schedule 14A

General

1. Please file a form of proxy with your next amendment and mark it "Preliminary Copy." See Rule 14a-6(a) and (e)(1) of Regulation 14A.

2. Please provide the information required by Items 1003(c) and 1015(b)(2)-(5) of Regulation M-A. Please also provide the information required by Rule 14a-5(e) of Regulation 14A.

3. Please confirm your intention to file a Form 10-K with respect to the fiscal year ended December 31, 2016, or provide an analysis as to why you believe this is not necessary.

Fairness of the Reverse Stock Split, page 14

4. Rule 13e-3 normally requires a reasonable detailed discussion of whether the consideration offered to unaffiliated security holders constitutes fair value in relation to going concern value. If the Board of Directors relied on the Kidron fairness opinion for this purpose, it must specifically adopt the analyses and conclusions of Kidron. Please advise, or revise your disclosure.

Equal Treatment of Affiliated and Unaffiliated Holders of Our Shares, page 15

5. Disclosure here and elsewhere throughout the document states that the reverse stock split will not affect stockholders differently on the basis of affiliate status. Given that the sole determining factor in whether a stockholder will be cashed out is the number of shares of common stock held by the stockholder, which is a factor used to determine affiliate status, please advise how this statement is correct.

Current and Historical Prices, page 15

6. Please disclose with specificity how the Board of Directors considered historical and current market prices in making its fairness determination.

Net Book Value and Liquidation Value, page 15

7. Please disclose with specificity how the Board of Directors considered net book value and liquidation value in making its fairness determination.

Comparable Company Analysis, page 21

8. Please advise why Versapay Corporation is not included in the chart appearing on page 22.

9. Please disclose why Kidron selected an enterprise value multiple reference range of 1.5x to 2.5x of 2016E revenue and 27.5x to 28.5x of 2016E EBITDA, when these ranges appear to be below the mean and median for those measures.

Projections, page 22

10. Disclosure advises investors not to rely on the financial projections. Please eliminate this disclaimer advising investors not to rely on disclosure in the document.

Financial Information, page 35

11. Given that financial information required by Item 13 of Schedule 13E-3 has been incorporated by reference, summary financial information, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise your disclosure to include this information.

Incorporation of Certain Documents by Reference, page 37

12. Neither Schedule 13E-3 nor the proxy rules provide for incorporation by reference of additional documents that you may file with the Commission. Please revise the language in the fourth paragraph of this section accordingly.

Annex B

13. We note the statement that the financial analysis should not be construed as creating any fiduciary duty on the part of Kidron to any party. Similar language appears in Annex C. We believe that these statements are inconsistent with the balance of the disclosure addressing the fairness to security holders of the proposed transaction from a financial perspective. Please eliminate these disclaimers of responsibility to shareholders.

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Alexander Traum, Esq.
Kramer Levin Naftalis & Frankel LLP